EXHIBIT 99.3

CERTIFICATION

     In connection with the Annual Report of Publicis Groupe S.A. (the “Company”) on Form 20-F for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned hereby certifies, pursuant to 18 U.S.C. § 1350, that:

     (i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (ii) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Maurice Lévy

Name:	Maurice Lévy
Title:	Chief Executive Officer and Chairman of the Management Board

/s/ Jean-Michel Etienne

Name:	Jean-Michel Etienne
Title:	Chief Financial Officer